Dreyfus Founders Funds, Inc.
File No. 811-1018

Form N-SAR
Item 77.K.

Changes in Registrant’s Certifying Accountant

PricewaterhouseCoopers LLP (“PWC”), an independent registered public accounting firm, was the independent registered public accounting firm for the Company for the fiscal year ended December 31, 2006. At meetings held on February 22, 2007, the Audit Committee and the Board of Directors of the Company engaged Ernst & Young LLP to replace PWC as the independent registered public accounting firm for the Company, effective upon the completion of services related to the audit of the 2006 financial statements of the Company.

During the Company’s past two fiscal years and any subsequent interim period: (i) no report on the Company’s financial statements contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and (ii) there were no “disagreements” (as such term is used in Item 304 of Regulation S-K) with PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of PWC, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.